Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Six Months Ended
June 30, 2017
(Millions)
Earnings:
Income (loss) before income taxes	$1,012
Less: Equity earnings	(232)
Income (loss) before income taxes and equity earnings	780
Add:
Fixed charges:
Interest incurred	435
Rental expense representative of interest factor	5
Total fixed charges	440
Distributed income of equity-method investees	404
Less:
Interest capitalized	(16)
Total earnings as adjusted	$1,608
Fixed charges	$440
Ratio of earnings to fixed charges	3.65